UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NO. 1-9502

CUSIP NO. 852542 10 9

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Stage II Apparel Corp.
Full Name of Registrant

Former Name if Applicable

1385 Broadway - 24th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             To address the downturn in its apparel distribution operations, the Company elected to contract those operations during the last two years as part of a strategy to emphasize trademark licensing while reducing the costs and inventory risks associated with its core business.  As part of its planned business redirection, the Company entered into a stock purchase agreement in August 2001 for the issuance of a controlling equity interest to a private investment group for $1.5 million.  As reported in its Current Report on Form 8-K dated January 22, 2002, after the Company obtained shareholder approval for the transaction in January 2002, the investor sought to terminate the agreement, resulting in the Company's initiation of legal proceedings and renewal of efforts to implement its planned business redirection.

             The Company is currently in discussions with the investor with a view toward its consummation of the transactions contemplated by the stock purchase agreement following the investor's initiation of action's requested by the American Stock Exchange for approval of the Company's additional listing application for the shares issuable to the investor thereunder.  If consummated, those transactions will have a material effect on the Company's disclosure of its current business and financial affairs in the subject Annual Report on Form 10-K for the year ended December 31, 2001.  Insofar as the Company expects the outcome of these matters to be resolved with 15 days after the date its Annual Report is otherwise due, it is seeking a 15-day extension pursuant to this Form 12b-25 Notification in the interest of providing material information to its shareholders in the Annual Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Siskind	(212)	840-0880
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STAGE II APPAREL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2002	By	/s/ Richard Siskind
Richard Siskind President and Chief Executive Officer